

Annual Report

2017

Throughout this document, mentions of VirZOOM, Inc. refer to VirZOOM a corporation formed on February 13, 2015 in Delaware (the "issuer"). The issuer's physical address is 56 JFK Street, Third Floor, Cambridge, MA 02138.

You may contact the issuer by emailing accounts@virzoom.com. This annual report is posted on the issuer's website, www.virzoom.com. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

VirZOOM, Inc. ("VirZOOM") is a corporation formed on February 13, 2015 in Delaware. The issuer's physical address is 56 JFK Street, Third Floor, Cambridge, MA 02138. The issuer's website may be accessed at www.virzoom.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

ERIC JANZEN

Board positions with VirZOOM

Dates	Position	Principal occupation
02/2015 - Current	Director	Co-Founder, President and Chief Executive Officer of VirZOOM

Positions with VirZOOM

Dates	Position	Responsibilities
02/2015 - Current	Co-Founder, President and Chief Executive Officer	Responsible for all major fundraising, recruitment as well as development and implementation of strategic business decisions.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
03/2006	iTulip	*Title*: Founder & President

Principal Business: Financial Services

Responsibilities: Founder of global online economics and financial services community founded in 1998 with more than eight million visitors that Gill Griffeth of CNBC called "...the place to go for a contrary view of the markets."

ERIC MALAFEEW

Board positions with VirZOOM

Dates	Position	Principal occupation
02/2015 - Current	Director/Board Member	Chief Technology Officer

Positions with VirZOOM

Dates	Position	Responsibilities
02/2015 - Current	Chief Technology Officer	The VirZOOM Chief Technology Officer (CTO) is responsible for overseeing all technical aspects of the company, its gaming products and its hardware development. The CTO works with Chief Executive Officer and the board to grow the company through the use of technological resources.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
12/2000 - 2/2015	Harmonix Music System	*Title*: Lead Engineer, Technical Director, Chief Architect *Principal Business*: Video Games *Responsibilities*: Responsible for driving and owning the technical development Harmonix gaming software and hardware integration.

Board positions with VirZOOM

Dates	Position	Principal occupation
02/2015 - Current	Director/ Board Member	Secretary

Positions with VirZOOM

Dates	Position	Responsibilities
02/2015 - Current	Secretary	Ensuring the integrity of the governance framework, and ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
11/2015 - Current	mKues	*Title*: Co-Founder and Chief Executive Officer *Principal Business*: Video Games *Responsibilities*: Responsible for board administration and support, senior level company recruitment and management, fundraising, shareholder relations and all strategic decisions.
01/2009 - 01/2014	Bank of Montreal Asset Management U.S.	*Title:* Senior Investment Analyst- Buy Side *Principal Business*: Financial Services *Responsibilities*: Independent buy side consultant to legendary global portfolio strategist Don Coxe & team for seven commodity, value/long BMO funds.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Eric Janszen owns 3,070,200 shares of Common Stock, representing a voting power of 41.47%. Eric Malafeew owns 2,949,800 shares of Common Stock, representing a voting power of 39.84%.

4. Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

VirZOOM's mission is to make the world a healthier place one virtual kilometer of fun at a time by harnessing the power of VR to motivate exercise with virtual reality exercise games.

Starting in April 2015 VirZOOM created the world's first Virtual Reality Exercise Game (VREG) platform comprised of content, controller, licensed controller technology, web services application, software development kit (SDK), and IP.

To bring the VREG concept to market the company developed and incorporated proprietary VREG controller sensors, Bluetooth circuits and firmware into an exercise bike based VREG controller that the company sells as a VZ Controller product direct and via retailers including Amazon and ABT.

Sales of first generation VirZOOM June 2016 product allowed the company to develop and identify several kinds of VREGs that appeal to a range of VR fitness consumer audiences for the platform. The VirZOOM platform has since 2016 been available for the major PC and console-based VR systems including WinMR compatible HMD's, Sony PlayStation VR (PSVR), HTC Vive, and Oculus Rift.

The company entered the VR fitness market in 2016 via the narrow audience of consumers who are hardcore gamers, gaming PC and gaming consoles users, and early adopters of expensive (approximately $700 - $2000) tethered VR systems. The total combined VirZOOM and tethered VR system cost ranges from approximately $1,100 to $2,400.

VirZOOM's proof of concept in the consumer market created the opportunity to sell higher end commercial ready systems into gyms and corporate fitness locations. VirZOOM executed a co-selling agreement with Lifefitness in Q4 2017, and has since been growing its B2B distribution channel.

Exit opportunities for VirZOOM range from acquisition by one of its fitness equipment partners to digital health partners to major game studios engaged in VR game content creation to sports industry players to an IPO.

5. How many employees does the issuer currently have? (§ 227.201(e))

14

6. Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

1) VirZOOM is highly dependent on the success of Virtual Reality (VR).

    VirZoom is creating a new category of gaming in vSports. We have proven the attractiveness of our gaming software and hardware, however our growth does rely on the adoption of retail ready VR as a whole. VirZOOM does not build or sell Virtual Reality headsets and customers must have or purchase a VR headset in order to play. Any changes to the adoption of VR may adversely affect the attachment rates of VirZOOM. Similarly any negative press regarding VR may also adversely affect the perception of VirZOOM and its corresponding unit sales.

2) VirZOOM may be adversely affected by any changes in relations between the United States and China as well as between the United States and Mexico.

    VirZOOM currently manages the supply chain and manufacturing process for our hardware bike controller using production facilities in China and Mexico to create the end user finished goods. As such, we are subject to the same challenges and risks as any product or company with international suppliers and manufacturing, including but not limited to, changes in raw material pricing, import/export taxes, tariffs, or regulations related to the three countries.

3) VirZOOM Arcade is dependent on 3rd party platforms.

    VirZOOM is distributed on 3rd party platforms such as STEAM and PSN. As such, VirZOOM Arcade access may be limited or cease entirely if either platform were to close or change operations. VirZoom has taken steps to ensure that games can be played offline, however gamestate (saved games) and fitness progress rely on online connectivity.

4) VirZOOM business operations, e-commerce and wholesale fulfilment is dependent on 3rd party cloud infrastructure.

    VirZOOM, like many businesses, is dependent on cloud infrastructure such as AWS and Heroku. Any outages or incidents to these services may have an adverse and temporary effect on both the product and the company. Repeated outages on these services may adversely affect the reputation of VirZOOM.

5) VirZOOM's current liquidity is limited, additional financing will be required in order to fund the Company.

    VirZOOM is not currently operationally break-even. The Company is funding its operations, R&D and manufacturing production principally through investment such as the existing 2015 and 2017 Convertible Notes, the Netcapital offering and securing a Series A investment. As with any company that is not able to fund operations through sales, there is a risk that VirZOOM is not able to secure additional or sufficient financing prior to becoming operationally break-even and would run out of cash.

6) If we fail to accurately forecast seasonal demand for our VZ Controllers, our results of operations for the entire fiscal year may be materially adversely affected.

Historically, a high percentage of our consumer gaming product annual sales have been attributable to the winter holiday selling season. Like many manufacturers of consumer electronics products, we must make merchandising and inventory decisions for the winter holiday selling season well in advance of actual sales. Further compounding the difficulty of this forecasting are other fluctuations in demand for the consumer electronics products that work with our VZ Controllers, often due to the same seasonal influences, as well as technological advances and new models which are often introduced later in the calendar year. Inaccurate projections of demand or deviations in the demand for our products may cause large fluctuations in our fourth quarter results and could have a material adverse effect on our results of operations for the entire fiscal year.

7) Our products require ongoing research and development and we may experience technical problems or delays and we may not have the funds necessary to continue their development, which could lead our business to fail.

Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, for example, unexpected technical problems or the possible insufficiency of funds for completing development of these products. If we experience technical problems or delays, further improvements in our products and the introduction of future products could be delayed, and we could incur significant additional expenses and our business may fail.

We anticipate that we will require additional funds to maintain our current levels of expenditure for research and development of new products and technologies, and to obtain and maintain patents and other intellectual property rights in these technologies, the timing and amount of which are difficult to forecast. Any funds we need may not be available on commercially reasonable terms or at all. If we cannot obtain the necessary additional capital when needed, we might be forced to reduce our research and development efforts which would materially and adversely affect our business. If we attempt to raise capital in an offering of shares of our common stock, preferred stock, convertible securities or warrants, our then-existing stockholders' interests will be diluted.

8) We depend on advances in technology by other companies and if those advances do not materialize, some of our anticipated new products could be delayed or cancelled.

We rely on and will continue to rely on technologies and hardware (including VR Headsets, Mobile VR Platforms and exercise bikes) that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. We may, from time to time, contract with and support companies developing key technologies in order to accelerate the development of them for our specific uses. Such activities might not result in useful technologies or components for us.

9) We depend on third parties to manufacture our VZ Controllers, VZ-Modules and VZ-Sensors

We do not manufacture the electronic or hardware components which are used in our products. Instead, we purchase them from third party suppliers or rely on third party independent contractors for these integrated circuit chip sets and other critical components, some of which are customized or specially made for us. We also may use third parties to assemble all or portions of our products. Some of these third party contractors and suppliers are small companies with limited financial resources. If any of these third party contractors or suppliers were unable or unwilling to supply these upstream components to us, we would be unable to manufacture and sell our products until a replacement supplier could be found. We cannot assure investors that a replacement third party contractor or supplier could be found on reasonable terms or in a timely manner. Any interruption in our ability to manufacture and distribute our products could cause our business to be unsuccessful and the value of investors' investment in us may decline.

10) Success of our B2B sales through revenue-share agreement with Lifefitness is dependent on 3rd party commitment and execution.

VirZOOM has devoted resources to training and motivating Lifefitness and international distributors' sales representatives at demos, tradeshows and webinars. VirZOOM itself has two full time employees plus CEO Eric Janszen devoted to the success of this international product and distribution channel sales. The remaining 11 employees are focused on the technical success (hardware and platform related) of the launch. The rate of sales highly depends on the individual Lifefitness and international distributors' sales representatives ability to sell VZ-Module into their existing customer base. Similarly, Lifefitness could decide to terminate the revenue share agreement with 90 days notice for any reason.

7. Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	20,000,000	7,404,009	Yes	

6,820,000 VirZOOM Restricted Stock Grants, 584,009 shares of common stock. The shares of Common stock issued with the Reg CF offering came with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders on the Netcapital funding portal, a custodian will cast any vote on behalf of the Common Stock shareholders. All voting rights for shares purchased through the Reg CF offering have been assigned to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

8. Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

VirZOOM principal or majority shareholders may make decisions with which minority shareholders disagree, or that negatively affect the value of minority investment in the company, and minority investors will have no recourse to change those decisions. Minority investors' interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to the minority investors. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to minority investors. Based on the risks described above, minority investors may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

At current levels of ownership, Eric Janszen and Eric Malafeew represent a majority ownership of VirZoom, Inc. and could theoretically make decisions that are not in minority shareholders' best interests.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At the time of VirZOOM's Reg CF securities offering on the Netcapital platform, the securities were valued at $0.94/share. This was determined based on a variety of factors that ultimately valued the company shares and options issued and outstanding prior to the offering at $8,000,000. No securities have been sold since the Reg CF offering on netcapital that closed in June 2017.

Since the Reg CF offering, VirZOOM has had multiple developments that could theoretically improve its value. 2017 revenues were approximately 37% greater than 2016, but perhaps more significant is that VirZOOM launched its higher margin B2B product VZ-Module and executed on a co-selling agreement with international fitness equipment manufacturer and distributor Lifefitness in Q4 of 2017.

Other factors that may affect valuation is that VirZOOM has continued to raise money through the sale of approximately $1.7 million in additional convertible debt. Although the ability to raise additional funds may be an indicator of investor confidence in the company and the product, it is also highly dilutive to the company, its shareholders and potentially the individual share price of the common stock. Additionally, these funds were raised because the company still requires financing to cover ongoing operational losses.

The ultimate determining factor of the company's value will be the price at which the company is valued in its next financing raise. As this has not yet occurred, nor is it guaranteed to occur, there is not a clear indicator of the company's current value or the value of individual shares of common securities.

10. Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

Those investors who purchased common stock through Netcapital have a minority ownership in VirZOOM will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

VirZOOM majority shareholders may make decisions with which minority shareholders disagree, or that negatively affect the value of minority investment in the company, and minority investors will have no recourse to change those decisions. Minority investors' interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to the minority investors. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to minority investors. Based on the risks described above, minority investors may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

At current levels of ownership, Eric Janszen and Eric Malafeew represent a majority ownership of VirZoom, Inc. and could theoretically make decisions that are not in minority shareholders' best interests

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
KickFurther	$61,157.76	n/a	8/2/2018	Crowdfunded inventory consignment. Payments based on sales on a bi-weekly basis. Target last payment 8/2/2018.
Accredited VirZOOM Convertible Note Holders (multiple)	$225,000 principal	2-4% per month	6 months from lending date after 6 months, interest increases to 4% per month unless individual has waived the default rate clause.	Accumulated interest as of 3/31/2018 was $45,554 and is approximately $6,900 per month.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date	Exemption	Type of securities	Amount sold	Use of proceeds
4/2015	Reg. D, Rule 505	Debt	$5,500,000	Research and Development and Operations through November 2017*.
6/2017	Section 4(a)(6)	Common Stock	$548,968	Developing a vSports operations platform.

11/2017	Reg. D, Rule 505	Debt	$632,000**	Operations and Sales Channel Growth.***

*The 2015 NPA became fully subscribed on October 23rd, 2017 with $5,500,000 in principal raised. Accumulated interest on the automatic conversion date of May 31st, 2018 will be $549,745.72 and thus the total value to convert to preferred shares will be approximately $6.05 million. Conversion into preferred shares occurs either at the automatic conversion date or upon financing of an amount equal to or greater than $2,000,000 ("Subsequent Financing Event" or "SQF"). The conversion price is calculated as the lessor of 1) the quotient of the $5,500,000 value cap divided by the fully diluted shares outstanding – including the theoretical converted shares from the 2017 convertible note (the "2017 NPA") and any other convertible debt, as well as fully diluted option pool and any option pool expansion but excluding all shares produced from the Netcapital Reg CF raise or 2) 85% of the SQF share price.

** Raised through December 31, 2017. As of April 20, 2018 the total amount sold was $1,097,000.

*** The 2017 NPA was initially funded on November 1st, 2017. On December 31st, 2017 the total principal balance was $632,000 and on March 31st, 2018 that aggregate principal was $1,047,000. The 2017 NPA is authorized to sell up to $2,400,000 in convertible debt or an additional $1,353,000. Interest accrues at 5% per month from the date of individual investment, total accrued interest as of March 31st, 2018 was $11,643.15. The 2017 automatically converts into preferred stock on July 31st, 2019. Conversion into preferred shares occurs either at the automatic conversion date or upon financing of an amount equal to or greater than $2,000,000 ("Subsequent Financing Event" or "SQF"). The conversion price is calculated as the lessor of 1) the quotient of the $8,000,000 value cap divided by the fully diluted shares outstanding – all of the Company's options issued and outstanding as of the date hereof shall be treated as if they had been exercised for Common Stock immediately prior to the Subsequent Qualified Financing. However, none of the Company's convertible promissory notes or other convertible securities of the Company shall be deemed to have been converted, exchanged and/or exercised for Common Stock or 2) 80% of the SQF share price.

14. Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

VirZoom was incorporated in February 2015 and began initial operations focusing on R&D in April 2015. Early operations were funded with a convertible note agreement (the "2015 NPA") with an initial raise of approximately $1.8 million in 2015. VirZoom raised an additional $2.5 million with the issuance of 2015 NPA in 2016, and ended December 31, 2016 with a total convertible debt payable of $4,379,000 and accrued interest payable of $397,719. In November of 2017 the 2015 NPA became fully subscribed at $5.5m and the company issued a second convertible note (the "2017 NPA") that was authorized for an additional $2.4m in convertible debt. By December 31st, 2017 the principal of the 2015 NPA and the 2017 NPA was $6.132 with an additional $529k in accumulated interest.

VirZoom continues to raise debt via the issuance of the 2017 NPA notes as needed to fund operations and growth. VirZOOM is authorized to raise up to an aggregate of $2.4 million in 2017 NPA or approximately $1.4m in additional funds as of February 28th, 2018.

Pre-sales for VZ Controllers began in December 2015. VirZOOM began shipments of the consumer product in June 2016. VirZOOM consumer sales were approximately $324,000 and $408,000 in 2016 and 2017 respectively with approximately 2400 units shipped to customers, resellers, and partners. In November of 2017, VirZOOM executed on a revenue share co-selling agreement with international fitness equipment manufacturer and distributor Lifefitness. The first three demo units were sold and shipped that month at approximately $3500 per system. These sales represent the first in a greater focus on this higher margin B2B channel, providing a Virtual Reality fitness solution to commercial gyms and corporate fitness in 2018 and beyond.

Total expenses related to monthly operations averaged approximately $175,000, $225,000 and $217,000 per month during the years 2015, 2016 and 2017 respectively. Our target is for a first profitable quarter in Q4-2018. Our current offering through the NetCapital funding portal will be used to fund operations during the current growth period as well as to fund larger production runs that support increased reduction to per-unit COGS.

In terms of liquidity, VirZOOM ended 2017 with approximately 5 weeks of operational runway, slightly higher than year end 2016. VirZOOM has continued to raise money with Notes to fund operations starting with issuance of the 2015 NPA on which funds were raised to support operations and development from 2015-2017 and continuing to the 2017 NPA used to support operations and development from November 2017 to present. VirZOOM's ability to issue approximately $1.4m additional convertible debt on the 2017 NPA without additional authorization is not a guarantee that additional funds are available. We believe that in addition to crowdfunding, VirZOOM has several lines of credit available to pursue through both inventory and purchase order financing, and we are also pursuing a Series A round with traditional institutional investors and Reg A crowdfunding options.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

VirZOOM has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

VirZOOM will file a report electronically with the SEC annually and post the report on its web site (www.virzoom.com) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

VirZOOM, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Eric Janzen, certify that the financial statements of VirZOOM, Inc. included in this Form are true and complete in all material respects.

/s/ Eric Janzen

X_____

Name: Eric Janzen

Title: Chief Executive Officer

Date: April 24, 2018

Financial Statements

VirZoom, Inc.

Statements of Operations

Years Ended December 31, 2017, 2016 and 2015

(unaudited, all numbers in thousands USD)

	Year ended December 31		
	2017	2016	2015
Revenue	$438	$324	$0
Cost of goods sold	266	289	0
Gross income	172	35	0
Expenses:			
Payroll	1,731	1,688	962
Advertising and promotion	95	77	201
Research and development	66	218	88
Consulting fees	294	199	42
Professional fees	117	189	95
Stock compensation	4	8	1
Rent & facility costs	62	62	43
Travel	112	143	94
Depreciation	3	6	5
General and administrative	121	145	50
Total operating expenses	2,605	2,735	1,580
Net loss from operations	(2,434)	(2,700)	(1,580)
Other income (expense)			
Interest expense	(171)	(266)	(132)
Other income			1
Net loss before provision for income tax	(2,605)	(2,966)	(1,711)
Provision for income taxes	-	-	-
Net Loss	($2,605)	($2,966)	($1,711)
Loss per common share in dollars	($0.35)	($0.42)	($0.24)
Weighted average number of shares outstanding - Basic and fully diluted	7,404,009	7,000,000	7,000,000

VirZoom, Inc.
Balance Sheets
December 31, 2017, December 31, 2016 and December 31, 2015
(unaudited, all numbers in thousands USD)

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
ASSETS			
Current Assets:			
Cash	$284	$239	$998
Accounts Receivable	3	34	
Inventory	57	17	
Prepaid items	145	66	14
Total current assets	488	356	1,012
Property, Plant and Equipment, net	0	4	10
Other Assets			
Deposits	33	33	33
Total other assets	33	33	33
Total Assets	$521	$393	$1,055
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Liabilities			
Accounts payable and accrued expenses	$303	$149	$97
Accrued employee bonuses	0	132	0
Accrued interest - convertible notes	529	398	132
Accrued interest - short term debt	28	0	0
Deferred revenue	41	3	12
Short term debt	235	0	0
Convertible notes payable	6,132	4,379	2,524
Total current liabilities	7,268	5,061	2,764
Stockholders' Deficit:			
Common stock, $.0001 par value; 20,000,000 shares authorized,			
7,000,000, 7,000,000, 7,404,008 shares issued and outstanding, respectively	1	1	1
Additional paid in capital	534	8	1
Accumulated deficit	(7,282)	(4,677)	(1,711)
Total Stockholders' Deficit	(6,747)	(4,668)	(1,710)
Total Liabilities & Stockholders' Deficit	$521	$393	$1,055

VirZoom, Inc.
Statements of Cash Flows
Years Ended December 31, 2017, 2016 and 2015
(unaudited, all numbers in thousands USD)

	Year ended December 31		
	2017	2016	2015
Cash flows from operating activities:			
Net loss	($2,605)	($2,966)	($1,711)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation & amortization expense	3	6	5
Stock based compensation	4	8	1
Change in assets and liabilities			
Accounts receivable	31	(34)	
Accounts payable and accrued expenses	22	184	97
Short term debt	235	0	0
Security deposit	0	0	(33)
Accrued note interest	159	266	132
Deferred Revenue	37	(9)	12
Prepaid expenses	(79)	(52)	(14)
Inventory	(39)	(17)	
Net cash (used) provided by operating activities	(2,231)	(2,614)	(1,512)
Cash flows from investing activities:			
Purchase of PP&E	0	0	(15)
Net cash (used) provided by investing activities	0	0	(15)
Cash flows from financing activities:			
Proceeds from issuance of common stock (net)	522	0	1
Proceeds from sale of Convertible notes payable	1,753	1,855	2,524
Net cash (used) provided by financing activities	2,275	1,855	2,525
Net increase (decrease) in cash	44	(759)	998
Cash at beginning of period	239	998	0
Cash at end of period	$284	$239	$998
Supplemental cash flow information:			
Cash paid during the period for:			
Interest	$13	$0	$0
Income taxes	$0	$0	$0

VirZoom, Inc.
Statements of Shareholders Deficit
Years Ended December 31, 2017, 2016 and 2015
(unaudited, all numbers and dollars in single units)

(preliminary & unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Beginning 01/01/2015	-	$ -	$ -	$ -	$ -
Issuance of common shares, net	7,000,000	700		-	700
Stock Options			516		516
Net loss	-	-	-	(1,710,846)	(1,710,846)
Ending 12/31/2015	7,000,000	700	516	(1,710,846)	(1,709,630)
Issuance of common shares, net					-
Stock Options			7,567		7,567
Net loss				(2,965,862)	(2,965,862)
Ending 12/31/2016	7,000,000	700	8,083	(4,676,708)	(4,667,925)
Issuance of common shares, net	404,009	522,075			522,075
Stock Options			3,907		3,907
Net loss	-	-	-	(2,605,081)	(2,605,081)
Ending 12/31/2017	7,404,009	$ 522,775	$ 11,990	$ (7,281,789)	$ (6,747,024)